April 26, 2022

Via EDGAR Submission

Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: ScanSource, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2021
Filed August 24, 2021
File No. 000-26926

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated March 28, 2022 from the Office of Trade & Services in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Steve Jones, Executive Vice President and Chief Financial Officer of ScanSource, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (the “2021 Form 10-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s March 28, 2022 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the 2021 Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2021

Gross Profit, page 26

Staff Comments:

1.You attribute the decrease in both segments to less favorable sales mix, and additionally for the Worldwide Barcode, Networking & Security segment to lower vendor program. In the Form 10-Q for period ended December 31, 2021, you refer to changes in gross profit primarily for higher sales volume, sales mix and higher supplier sales incentives. Please describe in further detail what each of these factors represent. In regard to sales mix, explain what it consists of and underlying reasons for it, and in regard to higher sales volume, how this contributed to gross profit after considering associated cost of goods sold. Refer to Section III.B.4 of Release No. 33-8350 for an understanding of the analysis intended by Item 303 of Regulation S-K. Also, quantify each factor cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Policies.

April 26, 2022

Company Response:

The Company has reviewed the discussions referenced regarding gross profit in our results from operations section of the MD&A and based upon the Staff’s comment has revised the discussions accordingly. The Company undertakes in future filings to expand our results of operations discussion to provide additional specificity as to underlying reasons for the material changes in gross profit and provide appropriate analysis of known material trends, events, demands, commitments, and uncertainties applicable to our financial statements, including relevant factors described above, in accordance with the requirements of Item 303 of Regulation S-K. Please see below for the example revised discussions for fiscal year 2021 compared to 2020, and the quarter and six-month period ended December 31, 2021 compared to 2020.

“Our gross profit is primarily affected by sales volume and gross margin mix. Gross margin mix is impacted by multiple factors, which include sales mix (proportion of sales of higher margin products or services relative to total sales), vendor program recognition (consisting of volume rebates, inventory price changes and purchase discounts) and freight costs.

For the year ended June 30, 2021, the Worldwide Barcode, Networking and Security segment gross profit decreased $2.4 million, or 1.3%. Increases in sales volume, after considering the associated cost of goods sold, positively impacted gross profit by $7.1 million. Higher sales volume impacts were offset by declines in gross margin mix, which negatively impacted gross profit by $9.5 million. The decline in gross margin mix was largely driven by reductions in vendor program recognition. Reductions in vendor programs increase cost of goods sold thereby decreasing gross profit.

For the year ended June 30, 2021, the Worldwide Communications and Services segment gross profit decreased by $2.4 million, or 1.4%. Increases in sales volume, after considering the associated cost of goods sold, positively impacted gross profit by $3.9 million. The positive impacts from higher sales volumes were offset by declines in gross margin mix, which negatively impacted gross profit by $6.3 million. The decline in gross margin mix was largely driven by reductions in vendor program recognition. These declines in gross profit were partially offset by results from our Intelisys recurring revenue business, which increased 13% year-over-year.”

“Our gross profit is primarily affected by sales volume and gross margin mix. Gross margin mix is impacted by multiple factors, which include sales mix (proportion of sales of higher margin products or services relative to total sales), vendor program recognition (consisting of volume rebates, inventory price changes and purchase discounts) and freight costs.

For the quarter ended December 31, 2021, the Specialty Technology Solutions segment achieved gross profit growth of $13.4 million, or 34.8%. Higher sales volume, after considering the associated cost of goods sold, contributed $3.5 million to the growth of gross profit. Gross margin mix positively impacted gross profit by $9.9 million, largely from higher vendor program recognition. Increases in vendor programs decrease cost of

April 26, 2022

goods sold thereby increasing gross profit. For the quarter ended December 31, 2021, the gross profit margin increased 200 basis points over the prior year period to 10.5%.

For the six months ended December 31, 2021, the Specialty Technology Solutions segment achieved gross profit growth of $24.5 million, or 33.4%. Higher sales volume, after considering the associated cost of goods sold, contributed $11.4 million to the growth of gross profit. Gross margin mix positively impacted gross profit by $13.1 million, largely from higher vendor program recognition. For the six months ended December 31, 2021, the gross profit margin increased 130 basis points over the prior year to 9.8%.

For the quarter ended December 31, 2021, the Modern Communications and Cloud segment achieved gross profit growth of $8.4 million, or 17.8%. Higher sales volume, after considering the associated cost of goods sold, contributed $1.5 million to the growth of gross profit. Gross margin mix positively impacted gross profit by $6.9 million, driven by a more favorable sales mix, including higher-margin cloud services and increased subscriptions. For the quarter ended December 31, 2021, the gross profit margin increased 190 basis points over the prior year to 15.2%.

For the six months ended December 31, 2021, the Modern Communications and Cloud segment achieved gross profit growth of $17.9 million, or 19.2%. Higher sales volume, after considering the associated cost of goods sold, contributed $2.5 million to the growth of gross profit. Gross margin mix positively impacted gross profit by $15.4 million, driven by a more favorable sales mix, including higher-margin cloud services and increased subscriptions. For the six months ended December 31, 2021, the gross profit margin increased 210 basis points over the prior year to 15.4%.”

The Company respectfully acknowledges the Staff’s comment to quantify factors presented as explanations for material changes in gross profit pursuant to section 501.04 of the Staff’s Codification of Financial Reporting Policies. After careful consideration of the Staff’s Guidance, we may not include amounts for all of the factors contributing to gross profit described above as we believe the information is not easily quantifiable, not necessary to understand our business as a whole and/or would unnecessarily provide a competitive advantage to our competitors. For example, disclosing quantifiable specificities about our vendor program recognition could give our competitors an advantage, knowing that we partner with many of the same suppliers. In addition, the interdependencies between the leading factors that contribute to changes in gross profit (i.e. sales volume, sales mix, and vendor program recognition) make it difficult and sometimes impossible to quantify the extent to which any singular factor contributed to gross profit. For example, changes in sales volume directly contributes to the amount of vendor rebates we recognize. However, in future filings, we will quantify the material contributing factors to the extent such amounts are quantifiable, reasonably estimable and not misleading or competitively harmful.

April 26, 2022

Non-GAAP Information

Return on Invested Capital, page 31

Staff Comments:

2.Please consider renaming this non-GAAP measure to include “adjusted” as both the numerator and denominator are adjusted from what appears is commonly used in calculating “return on invested capital.”

Company Response:

We acknowledge the Staff’s comment and in future filings the Company undertakes to rename “return on invested capital” and “ROIC” to “adjusted return on invested capital” and “adjusted ROIC”, respectively.

Income Statement Non-GAAP Metrics, page 33

Staff Comments:

3.At the end of this section here and in the Form 10-Q for the period ended December 31, 2021 it appears you present a non-GAAP income statement. This appears to not comply with the first bullet in Question 102.10 of staff’s “Non-Gaap Financial Measures” Compliance and Disclosure Interpretations. Please advise.

Company Response:

Beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, we included a new table of non-GAAP measures with the intention of showing investors the impacts our recent divestitures had on financials, as a whole. We believed showing additional non-GAAP measures would provide investors with more clarity on specific impacts the divestitures had on our operations. It was not our intention to provide a full income statement; but rather, to emphasize the effects the divestiture had on important line items.

We acknowledge the Staff’s comment and its belief that this presentation over-emphasized the non-GAAP financials. In future filings, the Company will undertake to provide a pared down version of these tables to show only “selling, general and administrative expenses”, “operating income”, “pre-tax income”, “net income”, and “diluted EPS” in accordance with Question 102.10 of Staff’s “Non-Gaap Financial Measures” Compliance and Disclosure Interpretations.

April 26, 2022

Liquidity and Capital Resources, page 38

Staff Comments:

4.Please provide a more fulsome comparative analysis of the $65 million and the $191 million decrease in cash provided by operating activities of continuing operations reported in the Form 10-K and Form 10-Q for the period ended December 31, 2021, respectively, so that investors may fully understand the reasons for the decreases between periods. For example, explain the underlying reasons for the working capital items cited. Refer to Item 303 of Regulation S-K, Release No. 33-10890 that emphasizes the need for analysis and the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for more specific guidance regarding the analysis of operating cash flows. Also refer to section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors cited.

Company Response:

The Company has reviewed the discussion of net cash provided by operating activities and based upon the Staff’s comment has revised the discussion accordingly. The Company undertakes in future filings to provide a more fulsome analysis in our liquidity discussion. Also, the Company will undertake to provide additional specificity as to underlying reasons for the material changes in operating cash flows and provide detailed analysis of known material trends, events, demands, commitments, and uncertainties applicable to our financial statements, including relevant factors described above, in accordance with the requirements of Item 303 of Regulation S-K. Please see below for the example revised discussion for fiscal year 2021 compared to 2020, and the six-month period ending December 31, 2021 compared to 2020.

“Net cash provided by operating activities was $116.8 million for the year ended June 30, 2021, compared to $182.0 million provided by operating activities for the year ended June 30, 2020. The decrease of $65.2 million in cash provided by operating activities was primarily due to year-over-year growth in accounts receivable, which was 28% higher than in 2020, attributable to timing of sales and the end of the reporting period. Also contributing to the decrease in cash provided by operating activities were the fluctuations in inventory levels, which were 3% higher than in 2020 and 15% lower than in 2019. During fiscal year 2021, we strategically purchased inventory due to the uncertainties and supply chain constraints brought on by COVID-19. The decrease in cash provided by operating activities was partially offset by an increase of our accounts payable balance, which was 40% higher than in 2020, as a result of the timing of payments to suppliers. Cash provided by operating activities is subject to variability period over period as a result of the timing of payments related to accounts receivable, accounts payable, and other working capital items.”

“Net cash used in operating activities was $75.4 million for the six months ended December 31, 2021, compared to $115.7 million provided by operating activities in the prior-year period. The decrease of $191.1 million was primarily due to increased inventory levels, which were 34% higher than in 2020, to support net sales growth. Also

April 26, 2022

contributing to the decrease in operating cash flows were increases in accounts receivable, which were 15% higher than in 2020, attributable to timing of sales at the end of the reporting period. The decrease in operating cash flows was partially offset by an increase in income from continuing operations, adjusted for non-cash items. Cash provided by operating activities is subject to variability period over period as a result of the timing of payments related to accounts receivable, accounts payable, and other working capital items.”

If the SEC has further questions on this letter, please do not hesitate to call me at (864) 286-4302.

Sincerely,

/s/ Steve Jones

Steve Jones
Senior Executive Vice President and Chief Financial Officer
ScanSource, Inc.